China Digital TV Announces Promotion of Mr. Dong Li to President

BEIJING, China, March 12, 2009 — China Digital TV Holding Co., Ltd. (NYSE: STV) (“China Digital TV” or the “Company”), the leading provider of conditional access (“CA”) systems to China’s rapidly growing digital television market, today announced that the Company has promoted Mr. Dong Li to president. Mr. Li will oversee day-to-day operations of the Company in his new role as president and will maintain his previous role as chief marketing officer. Mr. Li will report to the chief executive officer, Mr. Jianhua Zhu.

Mr. Li, 37, has served as China Digital TV’s chief marketing officer since 2004. From 2001 to 2004, he was the assistant to general manager and chief marketing officer of N-T Information Engineering Co., Ltd, China Digital TV’s predecessor company. Prior to joining the Company, Mr. Li was a project manager at China Technology Import and Export Corp. Mr. Li holds a bachelor’s degree in materials science and technology from Tsinghua University.

“I'm truly excited to announce the promotion of Mr. Dong Li to president of China Digital TV,” said Mr. Jianhua Zhu, China Digital TV’s chairman and chief executive officer. “In his eleven years with China Digital TV, Dong has been essential to our tremendous growth, playing a central role in building our sales and marketing team and demonstrating strong leadership skills. His knowledge and expertise in China’s digital TV industry is second to none, and I am confident that Dong will bring even greater success to the company in his new role.”

"I am honored to take on greater responsibilities at this significant point in China Digital TV’s development," Mr. Dong Li commented. "With our market leading position in China’s growing CA industry, and the promising growth potential of the value-added services market, I am excited about the opportunities ahead and look forward to driving success in the years to come.”

About China Digital TV

Founded in 2004, China Digital TV is the leading provider of conditional access (“CA”) systems to China’s rapidly growing digital television market. CA systems enable television network operators to manage the delivery of customized content and services to their subscribers.  China Digital TV conducts substantially all of its business through its subsidiaries, Beijing Super TV Co., Ltd. and Beijing Novel-Super Media Investment Co., Ltd, and its affiliate, Beijing Novel-Super Digital TV Technology Co., Ltd.

For more information please visit the Investor Relations section of China Digital TV’s website at http://ir.chinadtv.cn .

Safe Harbor Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  Such forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “may,” “should” and similar expressions. Such forward-looking statements include, without limitation, statements regarding the comments by management in this announcement about trends in the CA systems, digital television, cable television and related industries in the PRC and China Digital TV’s strategic and operational plans and future market positions. China Digital TV may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties.  Statements that are not historical facts, including statements about China Digital TV’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from projections contained or implied in any forward-looking statement, including but not limited to the following: competition in the CA systems, digital television, cable television and related industries in the PRC and the impact of such competition on prices, our ability to implement our business strategies, changes in technology, the structure of the cable television industry or television viewer preferences, changes in PRC laws, regulations or policies with respect to the CA systems, digital television, cable television and related industries, including the extent of non-PRC companies’ participation in such industries, and changes in political, economic, legal and social conditions in the PRC, including the government’s policies with respect to economic growth, foreign exchange and foreign investment.

Further information regarding these and other risks and uncertainties is included in our annual report on Form 20-F and other documents filed with the U.S. Securities and Exchange Commission. China Digital TV does not assume any obligation to update any forward-looking statements, which apply only as of the date of this press release.

For investor and media inquiries, please contact:

In China:

Eric Yuan
China Digital TV
Tel:   +86.10.8279.0021
Email: ir@chinadtv.cn

Cynthia He
Brunswick Group LLC
Tel:   +86.10.6566.9504
Email: che@brunswickgroup.com

In the US:

Kate Tellier
Brunswick Group LLC
Tel:   +1.212.706.7879
Email: ktellier@brunswickgroup.com